Mail Stop 3561

November 16, 2009

James Sumas, Chief Executive Officer
Village Super Market, Inc.
733 Mountain Avenue
Springfield, New Jersey 07081

      Re: Village Super Market, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed October 29, 2009
              Definitive Proxy Statement on Schedule 14A
              Filed November 6, 2009
              File No. 001-33160

Dear Mr. Sumas:

      We have completed our review of your proxy materials and have no further comments at this time.

                        Sincerely,

                        H. Christopher Owings
                        Assistant Director